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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            20th Century Industries
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    90127220
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                                 (CUSIP Number)


                               Gregory M. Shepard
                        American Union Insurance Company
                           300 East Washington Street
                          Bloomington, Illinois 61701
                           Phone No.: (309) 829-1061
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 17, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  90127220               13D                        PAGE    OF    PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    AMERICAN UNION INSURANCE COMPANY
    I.R.S. No. 37-0558630
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS* (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
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                7   SOLE VOTING POWER
  NUMBER OF
                    5,505,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,505,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,505,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* (See Instructions)                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3
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14   TYPE OF REPORTING PERSON* (See Instructions)

     IC
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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Item 1. Security and Issuer

        This statement amends the statement on Schedule 13D dated May 5, 1995 ("Schedule 13D"), previously filed by American Union Insurance Company, an Illinois stock property and casualty insurance company (f/k/a Union Automobile Insurance Company) "AUIC", relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills, California 91367.

        Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed in the Schedule 13D.

Item 2. Identity and Background

        (a) through (c). This statement is filed by AUIC on behalf of itself and its wholly owned subsidiary, American Union Life Insurance Company, an Illinois stock life, accident & health insurance company ("AULIC"). On April 8, 1999 AULIC and AUIC entered into an Agreement and Plan of Merger to merge AULIC with and into AUIC. The merger will be effective on December 31, 1999 upon the anticipated issuance of a Certificate of Merger by the Illinois Department of Insurance.
        The principal executive offices of AUIC and AULIC are located at 303 East Washington Street, Bloomington, Illinois 61701.
        A list of the directors and executive officers ("Covered Persons") of AUIC and AULIC, their business addresses and principal occupations is as follows:

                      AUIC DIRECTORS AND EXECUTIVE OFFICERS

Gregory M. Shepard                Chairman of the Board and President
303 East Washington Street
Bloomington, Illinois 61701

Tracy M. Shepard                  Director and Executive Vice President
303 East Washington Street
Bloomington, Illinois 61701

Wm. Mark Dalton                   Vice President-Claims & Secretary
303 East Washington Street
Bloomington, Illinois 61701

James D. Dickinson                Vice President-Comptroller & Treasurer
303 East Washington Street
Bloomington, Illinois 61701


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Wallace T.  Marciniak             Vice President-Marketing
303 East Washington Street
Bloomington, Illinois 61701

Andrew F. Anderson                Director
Commerce Bank, N.A.
120 North Center Street
Bloomington, Illinois 61701

Patrick F. Busch                  Director
Heartland Bank & Trust Company
401 North Hershey Road
Bloomington, Illinois 61701

Mark A. Weaver                    Director
Carpet Weaver's Inc.
820 Eldorado Road
Bloomington, Illinois 61704

                     AULIC DIRECTORS AND EXECUTIVE OFFICERS

Gregory M. Shepard           Chairman of the Board & President
303 East Washington Street
Bloomington, Illinois 61701

Tracy M. Shepard             Director and Executive Vice President
303 East Washington Street
Bloomington, Illinois 61701

Wm. Mark Dalton              Director and Group Vice President and Secretary
303 East Washington Street
Bloomington, Illinois 61701

James D. Dickinson           Director and Vice President-Comptroller & Treasurer
303 East Washington Street
Bloomington, Illinois 61701

William J. Olson             Director and Vice President-Operations
303 East Washington Street
Bloomington, Illinois 61701



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                                                                             -8-

Gregory A. Rippy                       Director and Vice President-Claims
303 East Washington Street
Bloomington, Illinois 61701

Edward J. Bingley                      Director and Vice President-Underwriting
303 East Washington Street
Bloomington, Illinois 61701

Wallace T. Marciniak                   Vice President-Marketing
303 East Washington Street
Bloomington, Illinois 61701

Richard A. Ginnetti, MD                Medical Director
308 St. Joseph Drive
Bloomington, Illinois 61704

        (d) and (e). During the last five years, none of AUIC and AULIC, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        AUIC and AULIC currently own 5,505,100 shares of the Common Stock which it purchased for cash in the amount of $83,053,427, including brokerage commissions. AUIC and AULIC used their own assets in making such purchase and no part of the purchase price was represented by borrowed funds.

Item 4. Purpose of Transaction

        AUIC (together with AULIC) purchased and currently hold its Common Stock for investment purposes. AUIC intends continuously to review its investment in the Company. In reaching any decision with respect to such investment, AUIC will take into consideration various factors, such as the Company's business prospects and financial position, other developments concerning the Company, the price level of the Common Stock, available opportunities to acquire or dispose of the Common Stock or realize trading profits, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of its review of such factors, AUIC may decide to purchase additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or to sell at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or a portion of the Common Stock now owned or hereafter acquired by AUIC.



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                                                                             -9-


        AUIC is dissatisfied with the performance of management and the board of directors of the Company and in addition to the review above, intends to explore various options designed to maximize the value of its investment in the Company, which may include (i) the sale of the Common Stock held by AUIC and AULIC, (ii) encouraging the board of directors to change corporate governance policies to require that at least thirty-five percent (35%) of the members of the board of directors are independent and to explore various extraordinary corporate actions such as a merger, reorganization or liquidation of the Company.

        AUIC also intends to explore the feasibility of strategic alternatives that may be available to AUIC including a business combination of AUIC with third parties.

        As disclosed in the Company's Proxy Statement for its most recent Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission, Gregory M. Shepard, the President of AUIC currently serves on the Company's board of directors. Except as described above, AUIC has no present plans or proposals which would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D. In the future, however, AUIC reserves the right to adopt such plans or proposals subject to applicable regulatory requirements if any.

Item 5. Interest in Securities of the Company

(a) AUIC beneficially owns 5,505,100 shares of the Common Stock, representing 6.34% of the outstanding Common Stock as of October 29, 1999 (86,802,464 shares) as reported by the Company on its Quarterly Report on Form 10-Q for the nine months ended September 30, 1999. AUIC owns 4,255,300 shares directly and 1,249,800 shares through its wholly-owned subsidiary, AULIC.

(b) AUIC has the sole power to vote and the sole power to dispose of all 5,505,100 shares of the Common Stock.

(c) AUIC has not effected any transaction in shares of the Common Stock during the past sixty (60) days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by AUIC.

(e) Not applicable.



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Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Company.

        As of the date of this filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between AUIC and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

        No exhibits are required to be filed as part of this Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

AMERICAN UNION INSURANCE COMPANY


By: ________________________________
      Gregory M. Shepard, President



AMERICAN UNION LIFE INSURANCE COMPANY


By: _________________________________
      Gregory M. Shepard, President